DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED
2009 FEB -4 A 9:49

[redacted]

09045272

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

January 2, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

PROCESSED
FEB 10 2009
THOMSON REUTERS

Encs.

Davis:4265672.1

Date: January 2, 2009 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

	(ii)	BC	N/A
	(iii)	Newfoundland	Form 32 - Notice of Change of Chief Place of Business filed on December 8, 2008
	(iv)	Nunavut	N/A
(e)	Special Resolution		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements ("MI 51-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	December 15, 2008
(g)	Form 51-102F3, Material Change Report	December 15, 2008
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy	N/A

	and Management's Information Circular	
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	December 15, 2008
(f)	Form 51-102F3, Material Change Report	December 15, 2008
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No: 82-35102

RECEIVED

2009 FEB -4 A 9:27

GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR
Department of Government Services and Lands
Commercial Registrations Division

THE CORPORATIONS ACT

(EXTRA-PROVINCIAL)

FORM 32

NOTICE OF CHANGE OF CHIEF PLACE OF BUSINESS

1 – Name of Company	2 – Company No.
PARAGON MINERALS CORPORATION	54360

3 – Address of the chief place of business

1500 - 701 WEST GEORGIA STREET
VANCOUVER, BC V7Y 1C6

4 – Effective date of change

SEPTEMBER 22, 2008

5 – Previous address of the chief place of business

1540 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6

Date	Signature	Description of Office
DEC 08/2008	[signature] VANDE GUCHTE.	CORPORATE · HEAD OFFICE.

Registry of Companies, P.O. Box 8700, Confederation Building, St. John's, NL, A1B 4J6

Telephone (709) 729-3317, Facsimile (709) 729-0232

www.gov.nl.ca/gsl/cr

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-14 December 11, 2008**

Paragon Minerals Update on Partner Gold Projects, Newfoundland

- *Completes drill program at South Tally Pond project, reduces exploration activity* -

Paragon Minerals Corporation ("Paragon"; PGR.TSX-V) reports that Sprott Resource Corp. ("Sprott"; SCP.TSX) has notified the company that it has elected to withdraw from the exploration agreement covering the JBP-Appleton Linear Gold Project in central Newfoundland as it no longer fits their corporate strategy. The JBP Linear property and Appleton Linear property will revert 100% back to Paragon.

The 2008 exploration program funded by Sprott on the JBP Linear property further extended the Pocket Pond gold-bearing quartz vein system over a strike length of 950 metres. Intersections include ***12.43 g/t gold over 3.4 metres including 84.77 g/t gold over 0.50 metres and 11.11 g/t gold over 11.90 metres including 255.0 g/t gold over 0.50 metres*** (see news release dated May 7, 2008). The vein system remains open in all directions. Drilling at the Appleton Linear property (6 holes, 625 metres) extended the vein system at three of the gold prospects tested. The most notable at the Keats-Baseline gold showing where drilling extended the gold-bearing quartz vein zone over a 280 metres strike length (see the company website for additional details).

"We appreciated having Sprott as a partner and understand their reasons for withdrawing from the project. The work we completed this year continues to demonstrate the robust nature of this gold-bearing quartz vein system, particularly along the Pocket Pond - H Pond corridor at JBP Linear property" stated Michael Vande Guchte, President and CEO. Paragon will continue to evaluate the results to date and prepare plans for future exploration on the project.

Paragon also recently received notice from Yamana Gold Inc. ("Yamana")(YRI:TSX) (AUY:NYSE)(YAU:LSE) that it has elected to withdraw from the exploration agreement covering the Huxter Lane Gold Project as part of its plans to refocus its exploration efforts. The property will revert 100% back to Paragon. The Huxter Lane project is a ***bulk-mineable gold target*** located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. Yamana has funded three drill programs, totaling 31 drill holes (5,362 metres) which have outlined a significant gold-bearing, porphyritic intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres. The mineralized porphyry dips gently to the south and typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Significant drill intercepts have included ***2.21 g/t gold over 35 metres (HX06-16), 2.00 g/t gold over 16.85 metres (HX07-24), 1.07 g/t gold over 28.6 metres (HX06-01) and 0.67 g/t gold over 103.35 metres (HX07-20).***

"We have appreciated working with Yamana and the expertise that they brought to the Huxter Lane gold project" said Michael Vande Guchte, President and CEO of Paragon. "The work to date has demonstrated robust gold mineralization at this near-surface bulk tonnage target, and we look forward to continued exploration success on this project".

At the 100%-owned **South Tally Pond Project**, Paragon completed its diamond drill program at the Lemarchant prospect in mid-November. A step-out drill hole located 100 metres to the north of LM08-37 (see news release dated October 30, 2008) intersected altered felsic volcanic rocks with a thick mafic intrusive cutting through the projected massive sulphide zone. A second step out drillhole, located 100 metres south of the 2007 discovery drillhole (LM07-13) intersected mafic volcanic rocks over most of its length with local intervals of mineralized felsic volcanic rocks in the projected target zone. The geology intersected being very similar to that seen down-dip of the discovery drillhole LM07-13. All results are available on the company website.

Paragon has now completed a total of 10,010 metres of diamond drilling in 28 holes at the Lemarchant prospect through which it has discovered a significant precious metal-rich massive sulphide lens over a strike length of 500 metres. The mineralization is interpreted to be open in both directions. The Lemarchant prospect represents one of a number of high

quality, underexplored volcanogenic massive sulphide (VMS) targets in the South Tally Pond project area, which is located immediately southwest of Teck Cominco's Duck Pond Mine.

In light of the uncertainty in the financial markets, Paragon has curtailed its exploration activity and is reducing its exploration staff. This includes the departure of Bruce Mitton, Paragon's VP Exploration. Paragon acknowledges the contributions from Mr. Mitton and the geological staff and wishes them well in the future. David Copeland, Exploration Manager will continue to manage the company's exploration efforts in Newfoundland & Labrador. Paragon has sufficient funds to maintain operations in 2009 and is reviewing its core assets and assessing new opportunities.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company and its exploration partners are focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person - *The JBP-Appleton Linear, Huxter Lane and South Tally Pond project work was supervised by Qualified Person David Copeland, M.Sc., P.Geo.*

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Exemption No: 82-35102

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 12, 2008

ITEM 3 - NEWS RELEASE

The news release was disseminated on December 12, 2008 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon terminates employment contract with Bruce Mitton, Vice-President Exploration

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Formed part of news release dated December 12, 2008 which stated "In light of the uncertainty in the financial markets, Paragon has curtailed its exploration activity and is reducing its exploration staff. This includes the departure of Bruce Mitton, Paragon's VP Exploration. Paragon acknowledges the contributions from Mr. Mitton and the geological staff and wishes them well in the future. David Copeland, Exploration Manager will continue to manage the company's exploration efforts in Newfoundland & Labrador. Paragon has sufficient funds to maintain operations in 2009 and is reviewing its core assets and assessing new opportunities"

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

December 15, 2008

END